UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	January 16, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON 15 JANUARY 2015

The Board announces the poll results of the EGM held in Shanghai, the PRC on Thursday,15 January 2015.

Reference is made to (i) the notice dated 28 November 2014 (the “Notice”) regarding the extraordinary general meeting (the “EGM”) of China Eastern Airlines Corporation Limited (the “Company”) held on Thursday, 15 January 2015; (ii) the circular of the Company dated 5 December 2014 (the “Circular”) in relation to finance lease of the 14 aircraft; and (iii) the announcement of the Company dated 14 November 2014 (the“Announcement”) in relation to the provision of guarantees by the Company for Eastern Air Overseas (Hong Kong) Co., Ltd.. Unless otherwise indicated, terms used in this announcement shall have the same meanings as defined in the Notice, the Circular and the Announcement.

POLL RESULTS OF THE EGM

The EGM was held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國 際機場賓館), No. 368 Yingbin One Road, Shanghai, the PRC on Thursday, 15 January 2015. Shareholders representing 10,156,760,118 shares of the Company (the “Shares”) were present, in person or by proxy, at the EGM. The EGM was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the Articles of Association.

There were no Shares entitling the Shareholders to attend and abstain from voting in favour as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. CEA Holding and its associates, holding 8,156,480,000 Shares in aggregate, were required to abstain, and have abstained, from voting in respect of Resolution No. 2. As such: (i) the Shareholders representing 12,674,268,860 Shares (i.e. the Company’s entire issued share capital) were entitled to attend and vote on Resolution No. 1, and the Shareholders representing 10,156,760,118 Shares out of such 12,674,268,860 Shares were present at the EGM, in person or by proxy, to vote in respect of Resolution No. 1; and (ii) the Shareholders representing 4,517,788,860 Shares were entitled to attend and vote on Resolution No 2, and the Shareholders representing 2,000,340,168 Shares out of such 4,517,788,860 Shares were present at the EGM, in person or by proxy, to vote in respect of Resolution No. 2.

Each resolution proposed for approval at the EGM was taken by poll.

Ernst & Young, the auditors of the Company were appointed as the scrutineer for the purpose of vote-taking at the EGM. The poll results in respect of the resolutions proposed for approval at the EGM were set out as follows:

ORDINARY RESOLUTIONS		Total number of Shares represented by votes (Approximate %)
		For	Against	Abstain
1.	“THAT, to consider and approve the resolution on the provision of guarantees by the Company in favour of Eastern Air Overseas (Hong Kong) Co., Ltd..”	10,144,246,505 (99.8768%)	2,214,713 (0.0218%)	10,298,900 (0.1014%)
2.

“THAT, to consider, approve, confirm and ratify the Aircraft Finance Lease Framework Agreement entered into between the Company and CES International Financial Leasing Corporation Limited, details of which are set out in the Announcement and to be set out in the Circular; and to authorise any director of the Company or his/her authorised person(s) to sign all such documents and/or do all such things and act as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions relating to the Aircraft Finance Lease Framework Agreement or any matter incidental thereto.”

		1,987,833,748 (99.3748%)	2,002,920 (0.1001%)	10,503,500 (0.5251%)

*	The percentage of voting is based on the total number of Shares held by Shareholders present, in person or by proxy, at the EGM and entitled to vote in respect of the relevant resolution.

Based on the above poll results, all of the resolutions were passed.

Note:	The poll results were subject to scrutiny by Ernst & Young, whose work was limited to certain agreed procedures requested by the Company to compare the poll results summary prepared by the Company to poll forms collected and provided by the Company to Ernst & Young. The work performed by Ernst&Young in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian

Joint Company Secretary

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

Shanghai, the PRC

15 January 2015

-3-